Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Gorilla’s financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included in Exhibit 99.2 of our Report of Foreign Private Issuer on Form 6-K filed on August 17, 2023 and our Annual Report on Form 20-F for the year ended December 31, 2022 (“2022 Form 20-F”). Some of the information contained in this discussion and analysis, including information with respect to Gorilla’s planned investments in its research and development, sales and marketing, and general and administrative functions, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” and “Risk Factors” in our 2022 Form 20-F for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. In this section the “Company,” “we,” “us” and “our” refer to Gorilla.

Overview

Gorilla Technology Group Inc. is a market-leading provider of video intelligence, Internet of Things (IoT) security and edge content management in the Asia Pacific region with operations and established distribution and sales channels in other key regions across the globe.

We have operated in the field of video analytics since our incorporation in 2001. As video moved from analog to digital formats, we leveraged this core competency to create innovative and business transformative technology utilizing artificial intelligence (AI) and edge AI computing.

Our developed technologies in edge AI computing, video analytics and operational technology (OT) security are the backbone of our suite of product and service solutions for our diversified customer base of commercial, industrial, municipal and government entities. We partner with industry leading companies from cloud infrastructure providers, telecoms, chipset vendors and storage manufacturers to provide end-to-end solutions for different verticals. Our machine learning and deep learning proprietary algorithms underpin our product and service offerings which help our customers to securely move, store and analyze data for actionable use in biometric authentication, account management, device management, business intelligence, and other applications.

We generate our revenue from the sale of hardware, software and services to customers directly under sale contracts and through resellers and distributors under reseller agreements and distribution agreements. Our two primary business segments include Video IoT and Security Convergence. For additional details see the section titled “— Sales and Marketing” below.

Trends and Key Factors Affecting Gorilla’s Performance

The performance of our business depends on a number of factors, such as the following.

Adoption of Gorilla’s product and service offering

Gorilla’s future success depends on a large part on the market adoption of our product and services and the level to which they can be integrated into their pre-existing information technology (“IT”) and operational technology infrastructure. While Gorilla sees growing demand for our platform, particularly from large enterprises, seeking access to our product and service offerings, it is difficult to predict customer adoption rates and future demand. We believe that the benefits of our platform put it in a strong position to capture the significant market opportunity ahead.

Recurring revenue from existing customers

Gorilla’s diverse base of customers represents a significant opportunity for further adoption of our broad product and service offerings. While we have seen an increase in the number of our customers, we believe that there is a substantial opportunity to expand the sale of our products and services among our existing customers. We plan to continue investing in our direct sales force to encourage increased sales among our existing customers.

Once utilized, Gorilla’s customers often expand their use more broadly within the enterprise as they identify new cases and realize the benefits of our products and services. In any given period, there is a risk that customer consumption of our products and services will be lower than we expect, which may cause fluctuations in Gorilla’s revenue and results of operations. Gorilla’s ability to increase usage of our products and services by existing customers, and, in particular, by large enterprise customers, will depend on a number of factors, including customers’ satisfaction, competition, pricing, overall changes in our customers’ spending levels and the effectiveness of our sales and marketing efforts.

In addition, changes in spending policies, budget priorities and funding levels, including current and future stimulus packages, are key factors influencing the purchasing levels of Government customers.

Expansion of Gorilla’s geographic coverage and customer base/Acquiring new customers

We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales, marketing and brand awareness. Gorilla’s ability to attract new customers will depend on a number of factors, including our success in recruiting and scaling our sales and marketing organization and competitive dynamics in our targeted new geographical markets. We intend to expand our direct sales force, with a focus on increasing sales in targeted geographies and customer segments. We may not achieve anticipated revenue growth from expanding our sales force to focus on large enterprises if we are unable to hire, develop, integrate, and retain talented and effective sales personnel; if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time; or if our sales and marketing programs are not effective.

Investing in growth and scaling our business

We are focused on our long-term revenue potential. We believe that our market opportunity is large, and we will continue to invest significantly in scaling across all organizational functions in order to grow our operations both domestically and internationally. We have a history of introducing successful new features and capabilities on our platform, and we intend to continue to invest heavily into research and development & sales and marketing to grow our business to take advantage of our expansive market opportunity rather than optimize for profitability or cash flow in the near future.

Key Business Metric(s)

Gorilla monitors a number of financial and non-financial key business metric to measures on a regular basis in order to help it evaluate its business and growth trends, establish budgets, measure the effectiveness of its sales and marketing efforts, and assess operational efficiencies. We believe that the most important of these measures include gross margin, operating margin, net income (loss) as well as the non-financial key metric discussed below which may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Number of contracts of sale

Gorilla will continue to monitor the number of direct and indirect agreements with customers for the provision of our suite of products and services. The number of agreements will directly impact the results of operations, including revenues and gross margins for the foreseeable future.

Number of strategic partnerships with industry leaders

Gorilla will monitor the number of partnerships held with leading companies within the cloud infrastructure providers, telecoms, chipset vendors and storage manufacturers for the provision of our technology. The number of partnerships will influence the dissemination of our product and service offering and will impact future revenue and gross margins.

Six Months Overview

The results of certain key business metrics are as follows:

	Six months ended
	June 30
Items	2023	2022
	(dollars in thousands)
Revenue	$6,429	$13,801
Cost of revenue	(3,250)	(9,227)
Gross margin	3,179	4,574
Operating expense	10,470	12,402
Operating loss	(7,291)	(7,828)
Net loss	$(7,270)	$(8,636)
Number of contracts of sales	81	183

Impact of COVID-19

Our financial performance has been affected by the outbreak of COVID-19. The Company’s significant operation is in Taiwan, which has been affected by the spread of COVID-19 since 2020. More broadly, the COVID-19 pandemic has affected almost all countries of the world, and resulted in border closures, production stoppages, workplace closures, movement controls and other measures imposed by the various governments.

Resultantly, COVID-19 has disrupted our operations and the operations of our suppliers, customers, and other business partners and may continue to do so for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns.

Gorilla has experienced, and may continue to experience, an adverse impact on certain parts of its business following the implementation of shelter-in-place orders to mitigate the outbreak of COVID-19, including a lengthening of the sales cycle for some prospective customers and delays in the delivery of professional services and trainings to Gorilla’s customers.

While a reduction in operating expenses may have an immediate positive impact on our results of operations, we do not yet have visibility into the full impact this will have on our business. We cannot predict how long we will continue to experience these impacts as shelter-in-place orders and other related measures are expected to change over time. Our results of operations, cash flows, and financial condition have not been adversely impacted to date. However, as certain of our customers or partners experience downturns or uncertainty in their own business operations or revenue resulting from the spread of COVID-19, they may continue to decrease or delay their spending, request pricing discounts, or seek renegotiations of their contracts, any of which may result in decreased revenue and cash receipts for Gorilla. In addition, we may experience customer losses, including due to customer bankruptcies or customers ceasing operations, which may result in an inability to collect accounts receivable from these customers. In addition, in response to the spread of COVID-19, we have required substantially all of our employees to work remotely to minimize the risk of the virus to our employees and the communities in which we operate. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners.

The global impact of COVID-19 continues to rapidly evolve, and Gorilla will continue to monitor the situation and the effects on our business and operations closely. Gorilla has considered the market conditions (including the impact of COVID-19) as of the balance sheet date, in making estimates and judgements on the recoverability of assets and provisions for sales and service contracts as of June 30, 2023. However, we do not yet know the full extent of potential impacts on our business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, we cannot reasonably estimate the impact on our future results of operations, cash flows, or financial condition. For additional details, see the section of this proxy statement/prospectus titled “Risk Factors.”

Components of Results of Operations

Revenue

Our primary sources of revenue are derived from the sale of hardware, software and services to customers directly under sales contracts, through resellers and distributors under reseller agreements and distribution and software license agreements, and through partnerships with system integrators under sales agreements.

Reseller

Under our typical reseller agreement, resellers purchase Gorilla products and sets their own prices for the end customer’s license of our product line. Resellers earn the difference on the purchase price from Gorilla and the price they set to provide the products and services to end customers. Warranty coverage is maintained by Gorilla. However, the reseller provides maintenance services to customers.

These contracts are automatically renewed for an additional year unless prior notice otherwise is given.

Distributors

Under our typical distribution and software license agreement, distributors purchase our products and are permitted to distribute, sell, bundle, promote and advertise our products directly to end customers. Distributors receive a discount on the purchase price and earn an agreed margin on the resale price. These contracts are automatically renewed for a year unless prior notice otherwise is given.

System integrators

Under our typical sales agreement, system integrators purchase our products and data services and are permitted to integrate our products and services with theirs to sell directly to their customers in their respective regions of operations.

As part of our sales contracts, system integrators receive a discount on the purchase price of our products and services which are then on-sold by the system integrators to their customers. These contracts are automatically renewed for a year unless prior 60-day notice is given by either party to terminate the agreement.

Cost of Revenue

Cost of revenue consists primarily of expenses associated with salaries, labor, health insurance fees, benefits for personnel, outsourcing costs, warranties and hardware such as servers and storage devices needed for total solutions. We expect that cost of revenue will increase in absolute dollars as our revenue grows and will vary from period-to-period as a percentage of revenue.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, share-based compensation, and sales commissions.

Research and Development

Research and development expenses consist primarily of personnel-related expenses associated with Gorilla’s research and development and product development teams, including salaries, benefits, bonuses, and share-based compensation. Research and development expenses also include contractor or professional services fees, third-party cloud infrastructure expenses incurred in developing Gorilla’s platform, and computer equipment, software, intellectual property rights, and subscription services dedicated for use by its research and development and organization. Gorilla expects that our research and development expenses will increase as a percentage of our annual sales as our business grows and related labor cost increases due to the inflation and competitive employment market demands for talented people and will continue to maintain a relatively large expenditure to maintain our innovative approach to the market.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses associated with Gorilla’s sales and marketing staff, including salaries, benefits, bonuses, share-based compensation and travel. Marketing expenses also include third-party software tools required for marketing automation and consultation and advertising costs. Gorilla expects these costs to increase over time as our expansion into different markets continues and additional tools and personnel are implemented.

In addition to the costs paid to our directly employed sales and marketing staff, we contract with sales representatives to support marketing activities for Gorilla in specific regions and territories. We license these representatives to use our software to market, promote and solicit orders of our product line on a non-transferable and non-sub-licensable and limited basis. The contracts are not automatically renewed. We pay these sales representatives commission on their sales, which are included in our sales and marketing expenses.

Gorilla expects increases in sales and marketing expenses with:

●	the establishment of sales support operations for AI manufacturer ecosystems in Taiwan, Indonesia, Thailand, Malaysia, Singapore, Japan, US, Vietnam, Europe and MENA; and

●	enhancement of technical support for AI models to device manufacture, AI Appliances to distributors and system integrators, and AI SaaS to telecommunication and managing service providers in US, Europe, Middle East and Africa, Latin America, India and expand the local support in Australia, Thailand, Indonesia, Singapore, Malaysia, Vietnam and Japan.

Prior to the disruption of international travel caused by the COVID-19 pandemic, sales and marketing expenses also included international travel of personnel and expenses related to trade shows, demonstrations and other marketing events. Gorilla expects that our sales and marketing expenses will grow in absolute dollars as well as a percentage of its revenue over time as Gorilla grows its business.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses for Gorilla’s finance, legal, human resources, facilities and administrative personnel, including salaries, benefits, bonuses, and share-based compensation. General and administrative expenses also include external legal, accounting, bookkeeping and other professional services fees, software and subscription services dedicated for use by Gorilla’s general and administrative functions, and other corporate expenses. General and administrative expenses also include allocated overhead costs.

Following the closing of the Business Combination, there have been additional expenses incurred as a result of becoming a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our general and administrative expenses will increase in absolute dollars as our business grows.

Financial Income (Expense), Net

Financial income (expense), net consists primarily of interest expenses relating to Gorilla’s short-term and long-term borrowings and bank facilities, as well as interest income relating to bank deposits.

Income Tax Benefit (Expense)

Income tax benefit (expense) consists primarily of income taxes in certain foreign and state jurisdictions in which Gorilla conducts business. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in Exhibit 99.2 of our Report of Foreign Private Issuer on Form 6-K filed on August 17, 2023 and our 2022 Form 20-F. The following table sets forth Gorilla’s consolidated results of operations data for the periods presented:

Six Months Ended June 30, 2023 Compared with to Six Months Ended June 30, 2022

The following table summarizes our historical results of operations for the periods indicated:

	Six months ended June 30				Change	Change
Items	2023		2022		$	%
	Dollars in Thousands	Percentage of Net Revenue	Dollars in Thousands	Percentage of Net Revenue
Revenue	$6,429	100.0%	$13,801	100.0%	(7,372)	-53.4%
Cost of revenue	(3,250)	-50.6%	(9,227)	-66.9%	5,977	-64.8%
Gross margin	3,179	49.4%	4,574	33.1%	(1,395)	-30.5%
Operating expense	10,470	162.9%	12,402	89.9%	(1,932)	-15.6%
Financial income (expense), net	24	0.4%	(452)	-3.3%	476	-105.3%
Loss for the period	$(7,270)	-113.1%	$(8,636)	-62.6%	1,366	-15.8%
Total comprehensive loss for the period	$(7,455)	-116.0%	$(9,511)	-68.9%	2,056	-21.6%

Net Revenue:

Net revenue by segment, in dollars and as a percentage of total net revenue, and the period-over-period dollar and percentage change in net revenue are as follows:

	Six months ended June 30				Change	Change
	2023		2022		$	%
	Dollars in Thousands	Percentage of Net Revenue	Dollars in Thousands	Percentage of Net Revenue
Security Convergence	$4,972	77.3%	$6,875	49.8%	$(1,903)	-27.7%
Video IoT	$1,457	22.7%	$6,926	50.2%	$(5,469)	-79.0%
Total	$6,429	100.0%	$13,801	100.0%	$(7,372)	-53.4%

Our revenue decreased by $7.37 million, or -53.4%, to $6.43 million for the six months ended June 30, 2023 compared to approximately $13.8 million for the six months ended June 30, 2022. For segment disclosure, our revenue decreased by $1.9 million, or 27.7% in security convergence and decreased by $5.47 million, or -79% in Video IoT for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. The primary reasons for the decrease in the revenue from the security convergence segment are decreases in hardware and software sales, while the primary reasons for the decrease in the revenue from the Video IoT segment are decreases in hardware, software and service sales. We have been trying to change in business focus to our security convergence segment starting from 2021 to pursue larger projects with healthy gross margins and to reduce hardware and software infrastructure and service for the Video IoT segment.

Our revenue decreased as we have transitioned out of marginal or unprofitable customers subsequent to the completion of Business Combination in July 2022. Additionally, major components of several non-government overseas projects were completed and revenue was recognized in the six months ended June 30, 2022. The revenue from new customers increased by $0.82 million, or 27.2%, to $3.83 million for the six months ended June 30, 2023 compared to approximately $3.01 million, for the six months ended June 30, 2022. The revenue from existing customers decreased by $8.19 million, or -75.9%, to $2.6 million for the six months ended June 30, 2023 compared to approximately $10.79 million, for the six months ended June 30, 2022. The primary reason for the increased revenue from new customers was due to the new contract signed with the Government of Egypt in June 2023 to implement a Smart Government Security Convergence solution. The primary reason for the decreased revenue from existing customers was due to more revenues recognized during the first two quarters of 2022 compared to 2023 as the projects were near the completion stage with only small remaining amount to be recognized in 2023.

Cost of Revenue:

Cost of revenue by segment, in dollars and as a percentage of total net revenue, and the period-over-period dollar and percentage change in cost of revenue are as follows:

	Six months ended June 30				Change	Change
	2023		2022		$	%
	Dollars in Thousands	Percentage of Net Revenue	Dollars in Thousands	Percentage of Net Revenue
Security Convergence	$2,509	50.5%	$4,810	70.0%	$(2,301)	-47.8%
Video IoT	$741	50.9%	$4,417	63.8%	$(3,676)	-83.2%
Total	$3,250	50.6%	$9,227	66.9%	$(5,977)	-64.8%

Our cost of revenue decreased by $5.98 million, or -64.8%, to $3.25 million for the six months ended June 30, 2023, compared to $9.23 million for the six months ended June 30, 2022. For segment disclosure, our cost of revenue decreased by $2.3 million, or 47.8% in security convergence and decreased by $3.68 million, or -83.2% in Video IoT for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. The primary reason for the decrease in the cost of revenue from the security convergence segment is the decrease in hardware and software cost associated with a few oversea sales which were completed in the six months ended June 30, 2022. The primary reason for the decrease in the cost of revenue from Video IoT segment is the decrease in hardware, software and service costs associated with the overall decrease in the revenue in this segment.

Gross Margin:

Gross margin by segment, in dollars and as a percentage of total net revenue, and the period-over-period dollar and percentage change in gross margin are as follows:

	Six months ended June 30				Change	Change
	2023		2022		$	%
	Dollars in Thousands	Percentage of Net Revenue	Dollars in Thousands	Percentage of Net Revenue
Security Convergence	$2,463	49.5%	$2,065	30.0%	$398	19.3%
Video IoT	$716	49.1%	$2,509	36.2%	$(1,793)	-71.5%
Total	$3,179	49.4%	$4,574	33.1%	$(1,395)	-30.5%

Our gross margin decreased by $1.4 million to $3.18 million for the six months ended June 30, 2023, compared to $4.57 million for the six months ended June 30, 2022. As a percentage of net revenue, gross margin increased 1,630 basis points to 49.4% for the six months ended June 30, 2023. The decrease in revenue was outpaced by the decrease in cost of revenue leading to an increase in gross margin.

For segment disclosure, as a percentage of net revenue, gross margin of our security convergence segment increased 1,950 basis points to 49.5% for the six months ended June 30, 2023. The increase in gross margin was primarily driven by the composition of less hardware costs incurred according to project implementation timeline.

As a percentage of net revenue, gross margin of our video IoT segment increased 1,290 basis points to 49.1% for the six months ended June 30, 2023. The increase in gross margin was primarily driven by the continuous sales portfolio adjustment to reduce the composition of hardware costs.

Operating Expenses:

	Six months ended June 30
	2023	2022	Change	Change
	Dollars in Thousands		$	%
Research and development	$2,773	$7,767	$(4,994)	-64.3%
Sales and marketing	$901	$1,981	$(1,080)	-54.5%
General and administrative	$7,642	$3,295	$4,347	131.9%
Other income, net	$(79)	$(11)	$(68)	618.2%
Other gains, net	$(767)	$(630)	$(137)	21.7%
Operating expense	$10,470	$12,402	$(1,932)	-15.6%
Financial income (expense), net	$24	$(452)	$476	-105.3%
Loss for the period	$(7,270)	$(8,636)	$1,366	-15.8%
Total comprehensive loss for the period	$(7,455)	$(9,511)	$2,056	-21.6%

Research and Development

Research and development expenses decreased by $5.00 million, or 64.3%, to $2.77 million for the six months ended June 30, 2023, compared to $7.77 million, for the six months ended June 30, 2022. The decrease was primarily due to less depreciation incurred in relation to property, plant and equipment for the purpose of research and development.

Sales and Marketing

Sales and marketing expenses decreased by $1.08 million, or -54.5%, to $0.9 million for the six months ended June 30, 2023, compared to $1.98 million, for the six months ended June 30, 2022. The decrease was primarily due to no new material services being rendered and less marketing efforts in promoting our AI appliances due to the COVID-19 pandemic.

General and Administrative

General and administrative expenses increased by $4.35 million, or 131.9%, to $7.64 million for the six months ended June 30, 2023, compared to $3.3 million, for the six months ended June 30, 2022. The increase was primarily due to expenses related to compliance, reporting obligations, insurance, investor relations, additional professional expenses incurred to service providers for asset acquisition and a ramp up in personnel in the US and UK based administrative expenses.

Financial Income (Expense), Net

	Six months ended June 30
	2023	2022	Change	Change
	Dollars in Thousands		$	%
Financial income (expense), net	$24	$(452)	$476	-105.3%

Financial income (expense) increased by $0.47 million, or 105.3%, to net financial income $0.02 million for the six months ended June 30, 2023, compared to net financial expense $0.45 million, for the six months ended June 30, 2022. The increase was primarily due to more interest earned on cash and cash equivalents and financial assets at amortized cost.

Income Tax Benefit (Expense)

	Six months ended June 30
	2023	2022	Change	Change
	Dollars in Thousands		$	%
Income tax expenses	$2	$356	$(354)	99.4%

Income tax expense decreased by $0.35 million, or 99.4%, to $0.002 million for the six months ended June 30, 2023, compared to $0.36 million of income tax expense, for the six months ended June 30, 2022. The decrease was primarily due to temporary tax difference for deferred assets or liabilities.

Net Loss:

Net loss was $7.27 million for the six months ended June 30, 2023, compared with $8.64 million for the six months ended June 30, 2022. The decrease of $1.37 million, or 15.8%, in net loss was caused primarily by a decrease of revenue and an increase in operating expenses related to compliance, reporting obligations, insurance, investor relations, additional professional expenses incurred to service providers for asset acquisition and a ramp up in personnel in the US and UK based administrative expenses.

Liquidity and Capital Resources

Our capital requirements have primarily been for capital expenditures related to the research and development, debt service, and operating expenses. Historically, we have generated negative cash flows from operations and have financed our operations through the borrowings under our credit facilities, equity contributions and payments received from our customers. We anticipate funding our future capital requirements and debt service payments with cash generated from our operations, funds received through the business combination and future borrowings. To the extent we choose to seek additional financing in the future (whether for development, acquisition opportunities as they arise or the refinancing of the financing facilities when due at more favorable terms), we expect to fund such activities through cash generated from operations and through securing further debt financing from banks and the capital markets.

Our cash and cash equivalents as of June 30, 2023 was $10.27 million. Restricted cash and time deposits with maturity over three months were $8.86 million. We had $7.24 million of availability for borrowings under our revolving loan facility. Our short-term bank borrowings as of June 30, 2023 was $12.19 million. In addition, as of June 30, 2023, our shareholders’ loans were $3.00 million and our long-term bank borrowings, including current portion, was $9.27 million.

Our management minimizes liquidity risk through credit facilities and ongoing future cash flow management and planning. Our treasury monitors rolling forecasts of our liquidity requirements to ensure it has sufficient cash to meet operational needs while maintain sufficient headroom on its undrawn committed borrowing facilities at all times so that the Company does not breach borrowing limits or covenants on any of its borrowing facilities. The forecasting takes into consideration the Company’s debt financing plans, covenant compliance and compliance with internal balance sheet ratio targets.

We believe that we will have sufficient cash flows, after taking into the amount of cash and cash equivalent, time deposits recognized under financial assets at amortized cost (restricted cash), current, unused credit lines from bank loans, shareholder loans and funds from the merger with Global, to meet our obligations on a timely basis for the next 12 months.

The following table shows a summary of Gorilla’s cash flows for the periods presented (dollars in thousands):

	Six Months Ended 30 June
	2023	2022
Net cash used in operating activities	$(12,020)	$(3,724)
Net cash used in investing activities	$(5,728)	$(570)
Net cash generated from (used in) financing activities	$5,291	$(630)
Net decrease in cash and cash equivalents	$(12,728)*	$(4,395)*

*	The amounts included the effect of foreign exchange rate changes.

Working Capital

Six Months Ended June 30, 2023

As of June 30, 2023, we had a working capital of $9.51 million. This was due to the following:

●	Our cash and cash equivalents and our current portion of financial assets at amortized cost were $3.94 million more than short-term borrowings, and

●	Our accounts receivable of $12.51 million was $8.74 million more than the accounts and notes payable.

Six Months Ended June 30, 2022

As of June 30, 2022, we had a working capital of $11.85 million. This was due to the following:

●	Our cash and cash equivalents and our current portion of financial assets at amortized cost were $10.03 million lower than short-term borrowings, and

●	Our accounts receivable of $34.80 million was $25.58 million more than the accounts and notes payable.

Capital Expenditures

Gorilla books its capital expenditures of $3.48 million and $2.83 million for the six months ended June 30, 2023 and 2022, respectively on acquisition of property, plants and equipment as well as intangible assets. The acquired equipment and intangible assets are mainly for the purpose of research and development of new technology and services.

Operating Activities

Gorilla’s primary uses of cash from operating activities are for personnel-related expenses, sales and marketing expenses and overhead expenses. Gorilla has generated negative cash flows and has supplemented working capital through short-term and long-term bank borrowings during the first two quarters of 2023.

During the six months ended June 30, 2023 and 2022, net cash used in operating activities was approximately $12.02 million and $3.72 million, respectively. The primary factors affecting operating cash flows between these periods were from our accounts receivable collection efforts and timing of payments for the vendors.

Investing Activities

Cash used in investing activities for the six months ended June 30, 2023 was $5.73 million. The primary factors affecting the investing cash flows were purchases of property, plant and equipment, acquisition of intangible assets, and the disposal financial assets at amortized cost. The significant portion of the intangible asset we acquired was due to the purchase agreement we entered with SeeQuestor Limited to acquire its intellectual property rights. As to the disposal of financial assets at amortized cost, it was the decrease in the time deposits as collateral to secure the provision of the performance guarantee and deposit letter of credit issued by the relevant banks as bid bond or performance bond.

Cash used in investing activities for the six months ended June 30, 2022 was $0.57 million. The primary factors affecting the investing cash flows were purchases of property, plant and equipment, and disposal of financial assets at amortized cost. The significant portion of the equipment we purchased was the equipment for research and development activities, which were for the purposes of developing products and services to meet our new customers’ needs. Disposal of financial assets at amortized cost is the decrease in the time deposits as collateral to secure the provision of the performance guarantee and deposit letter of credit issued by the relevant banks as bid bond or performance bond.

Financing Activities

Cash generated from (used in) financing activities for the six months ended June 30, 2023 and 2022 was $5.29 million, and $(0.63) million, respectively, primarily as a result of repayment or proceeds from short term and long term borrowings and proceeds from exercise of warrants for the purpose of supporting the working capital needs.

Credit Facilities

As of June 30, 2023, we had total unsecured and secured indebtedness of $24.46 million. At June 30, 2023, we were in compliance with the covenants under our credit agreements and indentures.

For additional information regarding our debt and refinancing activities, see Note 10 (Short-term borrowings), Note 12 (Long-term borrowings) and Note 30 (Capital management) to the accompanying unaudited condensed interim consolidated Financial Statements.

Quarterly Revenue Trends

Gorilla’s quarterly revenue is exposed to seasonality due to the fiscal year and procurement cycle of our customers. The timing of the execution of our contracts can fall in the later part of the year, as we typically execute many of our contracts in the fourth quarter due to the fiscal year ends and procurement cycles of our customers. In certain instances, we have experienced a decline in revenue in the six months ended June 30 followed by sequential increases in revenue throughout the year as a result of the timing of when contracts are executed and the period of performance begins. Because we recognize the majority of our revenue ratably over the contractual term with respect to the multi-year contracts, a substantial portion of revenue recognized each period is from agreements that we entered into during previous periods. As such, increases or decreases in such multi-year contracts with new or existing customers may not immediately be reflected as revenue for that period.

Disclosures about Market Risk

Gorilla is exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Gorilla’s market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates. For market risk, see Note 31 (Financial instruments) to the accompanying unaudited condensed interim consolidated Financial Statements.

Critical Accounting Estimates

Our condensed interim consolidated financial statements for the six months ended June 30, 2023 and 2022 have been prepared in accordance with IFRS as issued by the IASB. The preparation of these condensed interim consolidated financial statements requires management to make critical judgements in applying the Company’s accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. For more information on critical accounting estimates, refer to Note 4 to our unaudited condensed interim consolidated financial statements included elsewhere in Exhibit 99.2 of our Report of Foreign Private Issuer on Form 6-K filed on August 17, 2023.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, refer to Note 3 to our unaudited condensed interim consolidated financial statements included elsewhere in Exhibit 99.2 of our Report of Foreign Private Issuer on Form 6-K filed on August 17, 2023.

EBIT, EBITDA and adjusted EBITDA

Although EBIT, EBITDA and adjusted EBITDA are not measures of performance that are recognized under IFRS, the management of Gorilla believes that the non-IFRS information, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies may use similar non-IFRS measures to supplement their IFRS results. The management of Gorilla has presented adjusted EBITDA because it provides investors with greater comparability of Gorilla’s operating performance without the effects of unusual, non-repeating or non-cash adjustments. EBIT, EBITDA and adjusted EBITDA do not purport to represent operating income (loss), net income (loss) or cash flow from operating activities and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. In addition, because EBIT, EBITDA or adjusted EBITDA are not calculated identically by all companies, the presentation of these non-IFRS financial measures may not be comparable to other similarly titled measures of other companies.

The following table shows our EBIT, EBITDA and adjusted EBITDA, together reconciled to the loss for the six months ended June 30, 2023 and 2022 (net of operating expenses and non-operating income and expenses and excluding other comprehensive income).

	Six Months Ended June 30
	2023	2022
	(dollars in thousands)
Loss for the period	$(7,270)	$(8,636)
Income tax expense	2	356
Financial (income) expense, net	(24)	452
EBIT	$(7,292)	(7,828)
Depreciation expense	322	3,420
Amortization expense	407	1,030
EBITDA	$(6,563)	$(3,378)
Transaction costs(1)	3,098	2,152
Adjusted EBITDA	$(3,465)	$(1,226)

(1)	Transaction costs are one-off expenses for one-time employee expenses, professional services related to asset acquisition, professional services for one-time projects which are considered as one-off corporate development events and added back for calculation of adjusted EBITDA.